GROUPE ALITHYA INC./ALITHYA GROUP INC.
(formerly CONSEILLERS EN INFORMATIQUE D’AFFAIRES C.I.A. INC.)

(The “Corporation”)

AMENDED AND RESTATED 2011 STOCK OPTION PLAN
FOR DIRECTORS, MANAGERS AND EMPLOYEES

EFFECTIVE APRIL 1, 2011
AMENDED MAY 17, 2017
AMENDED AND RESTATED JUNE 9, 2021

CONTENTS

1.DEFINITIONS................................................................................................................................................................3
2.PURPOSE OF THE PLAN.............................................................................................................................................3
3.MAXIMUM NUMBER OF SHARES.....................................................................................................................…..3

1.DEFINITIONS

1.1     Definitions - Unless the context otherwise requires, the terms and expressions used herein and beginning with the capital letter have the meanings ascribed to them in Appendix A hereto.

2.     PURPOSE OF THE PLAN

2.1.     Subject and purpose of the Plan - This Plan is established by the Corporation to attract and retain competent directors, managers and Employees needed by the Corporation or any of its Subsidiaries, by providing them with additional incentive and motivation based on shared growth and Corporation’s profitability.

3.     MAXIMUM NUMBER OF SHARES

3.1.    Total number of shares - The maximum number of Shares that may be subject to the Options granted under the Plan shall not exceed, at the date of the grant of any Option, ten percent (10%) of the total number of issued and outstanding Shares on a fully diluted basis.

3.2.    Unexercised options - Any number of Shares subject to an option that expires or terminates without having been exercised in full may be made the subject of a further option.

4.     EFFECTIVE DATE AND TERM OF THE PLAN

4.1.     Effective date - The plan shall be effective on the date of its adoptions by the Board, i.e. April 1, 2011, which is indicated on the cover page of this Plan.

4.2.     Term and Termination - The Plan is of an unspecified duration. It shall terminate when the Board so decides in its sole discretion, by written notice to the Beneficiaries or at the closing of a Change of control event.

5.     ELIGIBILITY

5.1.     Eligible persons - Only the directors, managers and Employees of the Corporation or of any Subsidiary shall be eligible for the Plan. Notwithstanding the foregoing, no additional Options shall be granted under the Plan as of or following the date of signature of this amended and restated plan, but Options granted prior to this date and that are outstanding on this date shall continue in accordance with their terms and conditions.

5.2.    Successors - The heirs, legatees, successors, guardians, curators and other legal representatives and right holders of the persons referred to in section 5.1 are also eligible under the Plan, but only for the purpose of exercising the Options granted to these persons in cases and under the conditions provided herein.

6.     ADMINISTRATION OF THE PLAN AND POWERS OF THE BOARD

6.1.    Administration of the Plan - The Plan is under the full authority and administration of the Board. Subject to paragraph 6.2, the Board may entrust the direction and management of the Plan to a committee or to the President of the Corporation.

6.2.    Powers of the Board - The Board holds all powers to grant, from time to time over the lifetime of the Plan, any Option and determine, at any time and without limitation, the Beneficiaries and method of selection thereof, the way in which Options are allotted or distributed, the number of Options granted to a Beneficiary, the number and class of Shares granted to a Beneficiary through the grant of Options, the exercise dates or periods of the Options, the exercise price and requirements of the Options, the vesting conditions of the Options, and where applicable, the term of the Options, and any other terms or conditions that it deems relevant.

In addition to the powers more specifically granted to the Board under the Plan, the Board may take an other decisions and take all necessary actions for the implementation and administration of the Plan including all action deemed useful to ensure that, in administering the Plan, the Corporation complies with all provisions of the Plan and all applicable laws and regulations.

The Plan is not exclusive and makes no warranties to Beneficiaries as to the percentage of Shares granted, relative to Shares already issues for which they may subscribe upon exercising any option granted, and no provision of this Plan shall be construed as preventing the Corporation from taking any action it deems relevant r to its advantage, whether or not such action would have an adverse effect on this Plan or on any grant under this Plan subject to the provisions of Subsection 6.4 below. Accordingly, notwithstanding the establishment of the Plan and the grant of Options thereunder, the Board shall be entitled to (i) issue new Shares of any class of the capital stock of the Corporation or any other security or instrument convertible into or exchangeable for Shares of any class of the capital stock of the Corporation to any person; and (ii) grant conversion, subscription or share purchase rights or privileges, or any other form of purchase stock option, and reserve additional shares of the capital stock of the Corporation for these purposes.

6.3.    Interpretation of the Plan and all related documents - The Board shall be entitled to interpret the Plan or any related document and take any decision on any issue that may arise in association therewith, and such decisions of the Board shall be final and binding on all interested parties.

6.4.    Amendment, Suspension or Termination of the Plan

6.4.1.    Amendment, Suspension or Termination of the Plan - The Board may, in its sole discretion, without notice and without approval of the holders of Shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Option granted pursuant to the Plan, in whole or in part, provided, however, that no such amendment, modifications, change, suspension or termination of the Plan or any

Options granted hereunder may materially impair any rights of a Beneficiary or materially increase any obligations of a Beneficiary under the Plan without the consent of the Beneficiary, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or any exchange requirements. It may also adopt any measures it considers necessary or desirable for the proper administration of the Plan and the Corporation, and amend any related documents. If the Plan is terminated or suspended, the terms of the Plan and administrative guidelines adopted by the Board and in effect at the time of the termination or suspension will survive for as long as the already granted Options that remain outstanding and related rights are in force subject to the provisions of the Plan or the Board upon termination of the Plan. Notwithstanding the foregoing, nothing in these provisions is intended to prevent the Board from terminating this Plan and setting a deadline for the exercise of previously granted Options that remain outstanding as well as the terms for terminating the rights granted herein.

6.4.2    Shareholder Approval - Notwithstanding paragraph 6.4.1, approval of the holders of the voting Shares of the Corporation shall be required for any amendment, modification or change that:

(a) increase the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b) reduces the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Beneficiary prior to its expiry date for the purpose or reissuing an Option to the same Beneficiary with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option) except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c) extends the term of an Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the Beneficiary or within 10 Business days following the expiry of such a blackout period); or

(d) deletes or reduces the range of amendments which require approval of the holders of voting shares of the Corporation under this paragraph 6.4.2.

6.4.3    Permitted Amendments - Without limiting the generality of paragraph 6.4.1, but subject to paragraph 6.4.2, the Board may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a) making any amendments to the general vesting provisions of the Options;
(b) making any amendments to the provisions set out in article 14;
(c) making any amendments to add covenants of the Corporation for the protection of Beneficiaries, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Beneficiaries it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Beneficiary resided, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(e) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

6.5.    Limitation of liability - In the exercise of the rights, powers and authority conferred by this section or elsewhere in this Plan:

6.5.1    Fluctuation in value - The Plan makes no warranties as to the profits or against the losses, which may result from the fluctuation in the value of the Options or Shares;

6.5.2    No remedies - No Beneficiary or other person shall have a recourse against the Corporation or the Board following any steps taken either by the Corporation of the Board under this Plan;

6.5.3    Limitation of liability - No Board member should be held liable for any actions or decisions taken as part of the direction, administration, interpretation and enforcement of the Plan or termination thereof, in particular as to any tax consequences, which a Beneficiary might be subject to as a result of the grant of an Option under the Plan or of the exercise of such Option, or of the disposal of Shares issued under the Option; and

6.5.4    Signing of documents - All Beneficiaries agree and undertake as of now to sign all documents, do all things and take any action that could be reasonably required by the Board to give effect to the decisions adopted or actions taken by the Board.

7.    OPTION GRANTS UNDER THE PLAN

7.1    Options grants - No additional Options shall be granted under this Plan as of the date of signature of this amended and restated plan and following this date.

7.2    Options grants instructions - The grant of each Option is acknowledge by an Option grant agreement, substantially in the form and content of the document attached hereto as Appendix B, which provides for the number of Options and Shares underlying the Options , the exercise price of the Options and applicable timeline for the exercise thereof and, where appropriate, their term and any other relevant condition or procedure. This agreement should be signed by the Beneficiary and one original copy shall be submitted to the Corporation.

8.    OPTION EXERCISE PRICE

8.1    Exercise price - Unless otherwise decided by the Board, the exercise price of the Options shall be determined by the Board at the time the Options are granted, as provided for in article 7.

8.2.    Payment - Subject to (i) and arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, or (ii) through any cashless exercise process as may be approved by the Board, or any combination of the foregoing methods, the exercise price of the options shall be paid in full to the Corporation upon exercising the Options. Following receipt of full payment, the corresponding Shares shall be issued by the Corporation as fully paid.

9.    OPTION VESTING PERIOD

9.1    Period - The Board shall decide at the time of grant of the Options when and under which conditions a particular Option will be vested.

9.2    Timeline acceleration - Subject to subsection 10.3, the Board may, in its sole discretion, decide after the Grant date that all or part of the Options granted to one or more Beneficiaries which, at the closing of a Change of control event or upon Plan termination, have not been vested or exercised in accordance with the provisions of this Plan, will be deemed vested by the designated Beneficiary or Beneficiaries, only for the purposes of exercising them under the Change of control event or termination of the Plan.

10.    OPTION EXERCISE TERMS, CONDITIONS AND PERIODS

10.1    Exercise terms - Subject to section 14 and to any restriction that may be imposed by the Board or any regulatory agency in this respect, all bu not less than all vested Options according to section 9 can only be exercised by their Beneficiaries at the time provided for in this Plan. Notwithstanding the above, the Board may determine, at its sole discretion, on or after the Grant date and for any reason which it deems valid, that one or more specific Options may be exercised, in whole or in part, by one or more Beneficiaries under this Plan, despite the non-occurence of a Change of control event.

10.2    Fraction - No fractional Option may be exercised and no Option may be exercised with respect to a fractional Share, If the application of an provision of this Plan involves holding a fractional Option, the Corporation will round the result to the nearest whole number after calculation to two decimal points (i.e. 0.49 or less will be rounded down to the nearest full number and 0.50 or more will be rounded up to the nearest full number).

10.3    Occurrence of a Change of control event

(a) Except as may be set forth in an employment agreement, or other written agreement between the Corporation and the Beneficiary, and notwithstanding anything else in this Plan or any Option grant agreement, without the consent of any Beneficiary the outstanding Options shall be converted or exchanged into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from a Change of control event; provided that the Board without the consent of any Beneficiary may instead cause (i) the termination of any vested Option in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Option as of the date of the occurrence of such Change of control event; (ii) the replacement of such Option with other rights or property selected by the Board in its sole discretion; or (iii) any combination of the foregoing. In taking any of the actions permitted under this subparagraph (a), the Board will not be required to treat all Options similarly.

(b) Notwithstanding subparagraph 10.3(a) above and unless otherwise determined by the Board, if, as a result of a Change of control event, the Shares will cease trading on a stock exchange and voting share of any Surviving Entity or Parent Entity resulting from the Change of control event will not be traded on a stock exchange, then all outstanding options shall vest and become exercisable, and restrictions applicable to an Option shall lapse immediately prior to consummation of such Change of control event or the Board may determine that the Options shall be terminated in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Option or realization of the Beneficiary’s rights as of the date of the occurrence of such Change of control event (and, for the avoidance of doubt, it as of the date of the occurrence of such Change in control event the Board determines in good faith that no amount would have been attained upon the exercise of such Option, then such Option may be terminated by the Corporation without payment);

(c) Notwithstanding subparagraphs 10.3(a) and 10.3(b) above, and except as otherwise provided in an employment agreement, or other written agreement between the Corporation and a Beneficiary, if within 24 months following the completion of a Change of control event, a Beneficiary’s employment is terminated by the Corporation without cause, without any action by the Board then all options granted to the Beneficiary prior to the Change of control event and held by such Beneficiary shall immediately vest and be settled or exercised in accordance with their terms.

10.4    Options exercise instructions - Without the occurrence of a Change of control event - Provided that the Options are, in accordance with section 10.1, exercisable in the case of non-occurence of a Change of control event, a Beneficiary who wishes to exercise Options shall submit to the Corporation a Notice of exercise, substantially in the form and content of Appendix C hereto.

11.    TERM OF OPTIONS

11.1    Term of Options - Subject to paragraph 4.2 and section 14, and to any extension pursuant to paragraph 11.2, any Option granted under the Plan, whether vested by a Beneficiary or not, expires (I) at the close of a Change of control event, (II) at the time determined by the Board when granting the Option, or (III) at the time determined by the Board, where the Plan is terminated by decision of the Board.

11.2    Black-out Period - In an Option expires or is settled during, or within five Business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax penalties, the Option shall expire ten Business days after the trading black-out period is lifted by the Corporation.

12.    OPTIONS NON ASSIGNABLE

12.1    Intuitu personae - The rights of a Beneficiary and the grant of Options under the Plan are authorized by the Corporation on an intuitu personae basis, i.e. in consideration of the person to whom they are granted. None of the rights or Options may be negotiated, Assigned or Transferred, in whole or in part, otherwise than under the Plan, except pursuant to a will or the estate laws.

12.2    Consequences of an infringement - Any Transfer, Assignment or attempt to Transfer or Assign the rights of a Beneficiary or an Option in contravention of the Plan shall automatically result in the invalidity of such Option, at the date of the Transfer or Assignment, if the latter is discovered after the fact.

13.    CHANGE IN OWNERSHIP STRUCTURE

13.1    Effects of a Change in capital structure, merger, amalgamation or other form of consolidation - Upon any Structural change, payment of stock dividends to the holders of Shares, any change in capital structure or any merger, amalgamation or other form of consolidation involving the Corporation over the life of the Plan, the Board shall adjust the rights of Beneficiaries fairly and, where appropriate, make such other provisions as are deemed necessary to protect the rights of Beneficiaries. Any such adjustment or decision of the Board shall be final and bonding upon the interested parties.

14.    OPTION TERMINATION

14.1    Withdrawal of a Beneficiary - For the purposes hereof, a Beneficiary is presumed to withdraw in he following cases:

14.1.1    Dismissal for a serious reason - The Beneficiary is terminated for a serious reason within the meaning of Québec Civil Code (Q.C.C.);

14.1.2    Criminal act - The Beneficiary is guilty of theft, fraud or misappropriation with respect to either the Corporation or one of its subsidiaries or of any other criminal act that may adversely affect the Corporation or one of its Subsidiaries;

14.1.3    Failure to comply - The Beneficiary fails to comply with any non-competition, non-solicitation and confidentiality covenant under an employment agreement or any other commitment to the Corporation or one of its Subsidiaries;

14.1.4    Dismissal of a director - A director of the Corporation or of one of its Subsidiaries is removed from office, if the Beneficiary is a director of the Corporation or of one of its Subsidiaries;

14.1.5    Voluntary departure - The Beneficiary voluntarily leaves employment with the Corporation or one of its Subsidiaries;

14.1.6    Dismissal for a serious reason - The Beneficiary is terminated by either the Corporation or one of its Subsidiaries for a serious reason within the meaning of the Quebec Civil Code (Q.C.C.)

14.1.7    Termination of office - Termination of a director’s term, whether at the end of his or her term or before, otherwise than by removal, in the event that such director is a Beneficiary;

14.1.8    Bankruptcy or insolvency - The bankruptcy or filing by the Beneficiary of a proposal to its creditors within the meaning of the Bankruptcy and Insolvency Act;

14.1.9    Seizure - The options, or where exercised, the Shares held by the Beneficiary in the Corporation are subject to seizure and the Beneficiary fails to obtain a release from seizure within thirty (30) days;

14.1.10 Permanent disability - The Beneficiary becomes permanently disabled (for the purposes of this section, “permanent disability” means a physical or mental disability or any disease for a period of twelve 12 consecutive months, preventing the Beneficiary from conducting his or her everyday activities and from performing his or her normal duties for the Corporation or one of its Subsidiaries);

14.1.11 Death - Death of the Beneficiary.

14.2    Option cancellations without grace period - Subject to paragraph 6.4, in the event that either of the withdrawal events referred to in subparagraphs 14.1.1 to 14.1.4 inclusive occurs, each unvested Option held by a Beneficiary and /or each Option vested, but not yet exercised by the latter, shall automatically be null and void, upon the occurrence of such withdrawal (without a grace period), and the Beneficiary to whom it had been granted shall automatically lose all his rights in the Option and shall no longer be entitled to exercise it.

14.3    Option cancellations with a sixty-day (60) grace period - Subject to section 6.4, in the event that either of the withdrawal events referred to in sections 14.1.5 to 14.1.11 inclusive occurs, each unvested Option held by a Beneficiary and/or each Option vested, but not yet exercised by the latter, shall automatically be null and void, as from the expiration of a sixty-day (60) grace period after the date of such withdrawal, subject to paragraph 11.2, and the Beneficiary shall be purchased at the book value of the Shares and vested Options. The Corporation’s auditors shall determine the book value of the Shares and vested Options and their decision shall be final and without appeal.

14.4     Termination of the plan - Should the Plan be terminated by the Board other than for a Change of control event, unvested Options will be cancelled and Options vested and, where appropriate, all Shares held by the Beneficiary shall be purchased at the book value of the Shares and vested Options. The Corporation's auditors shall determine the book value of the Shares and vested Options and their decision shall be final and without appeal.

In the event of termination of the Plan after the closing of a Change of control event, any unvested or vested Option which has not been exercised shall be null and void immediately at the end of the closing of such Change of control event.

15.     FINAL PROVISIONS

15.1    Regulatory compliance - Options granted or underlying Shares issued by the Corporation under the terms of the Plan shall be subject to all applicable laws, regulations and rules as promulgated by any government agency or any other securities regulatory authority body with competence in the issue or investment of the Corporation’s securities. Each Beneficiary must comply with all such laws, rules or regulations, including restrictions that may apply on the resale of Shares following a Change of control event, and provide the Corporation with all relevant information or undertaking required to ensure compliance with such laws, rules or regulations.

15.2    Absence of employment or service guarantee - Participation in the Plan is voluntary and discretionary and should not be construed as conferring on any Beneficiary any right or privilege whatsoever other than the rights and privileges expressly set out in this Plan. Neither the Plan nor the grant of any Option shall entitle a Beneficiary to continue in the employ of or provide services to the Corporation, or shall in any way affect the Corporation’s right to terminate his employment or services at any time; nothing in this Plan or in any related document may mean or be construed as an agreement or an intent from the Corporation to extend the employment or services of a Beneficiary.

15.3    No rights as a shareholder - Beneficiary shall not have any rights as a shareholder of the Corporation under this Plan. Such right shall exist only from the time the Options are validly exercised and underlying Shares are issued to the Beneficiary and recorded by the Corporation in its Books and registers.

15.4    Confidentiality - Each Beneficiary shall undertake via-à-vis the Corporation and each of its Subsidiaries to maintain, at any time, the confidential nature of any information, in any form whatsoever, that is directly or indirectly related to this Plan, including any information relating to its terms and conditions, Beneficiaries and prices and deadlines mentioned herein, and to not disclose, directly or indirectly, any part thereof to anyone or use them in any way whatsoever without prior written approval from the Corporation.

15.5    Time limits - Time shall be of the essence of this Plan. In computing any time period set forth herein, the day which marks the start of the time period is not counted, but the terminal day is counted. Unless otherwise stipulated, when the last day is a non-Business day, the time limit is extended to the next following Business day.

15.6.    Integration - This document is a full, faithful and complete reproduction of the Corporation’s Plan.

15.7    Appendices - Appendices to this Plan form an integral part thereof for all legal purposes.

15.8    Applicable law and jurisdiction - This Plan shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein. To the exclusion of any other judicial districts that may exercise jurisdiction on any disputes relating to this Plan based on the provisions of law, any claim for any reason whatsoever relating to this Plan must be submitted to a competent court in the judicial district of Quebec, Province of Quebec.

However, any dispute on the determination of the state of incapacity of a Beneficiary or of the starting date thereof should be referred to medical doctors’ arbitration in accordance with the rules set in Article 6 et seq. of the Code of Civil Procedure of Quebec, with the necessary adjustments.

15.9    Divisibility - Each provision of this Plan forms is distinct and separate. Therefore, any decision by a court under which any provision contained in this Plan is declared null or unenforceable, shall in no way affect the validity or enforceability of the remaining provisions.

15.10    Headings - The headings and subheadings used are for reference purposes only and have no impact on the meaning or interpretation of the provisions of this Plan.

15.11    Gender and Number - Where required by context, the masculine used herein includes the feminine and vice-versa and the singular includes the plural and vice-versa and, in those cases, the rest of the sentence or sentences concerned shall be interpreted as though the required grammatical or terminological changes had been made.

* * * * *

SIGNED on June 9, 2021.

GROUPE ALITHYA INC./ALITHYA GROUP INC.
(formerly CONSEILLERS EN INFORMATIQUE D’AFFAIRES C.I.A. INC.)

By:	/s/ Paul Raymond
Paul Raymond
President and Chief Executive Officer

APPENDIX A - DEFINITIONS

DEFINITIONS

In this Plan, except where the context requires otherwise, the following terms and expressions will have the meanings given below:

“Assign” - mortgage, hypothecate or pledge, or otherwise encumber or create a security interests or other assignment, in any way, and the word “Assignment” and the adjective “Assigned” shall refer to either of these terms;

“Beneficiaries” - any eligible person who has been granted Options under this Plan and who is still the beneficiary or rights under this Plan at the time this term is used;

“Board” - the Board of directors of the Corporation;

“Business day” - a day other that a Saturday, a Sunday or a statutory public holiday in the province of Quebec;

“Change of control event” - one of the following events:

(a)    any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation or Pierre Turcotte, Paul Raymond, Ghyslain Rivard or any entity(ies) under the Control of one or more of them) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Québec)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)    the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a person other than a wholly-owned subsidiary of the Corporation;

(c)    the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(d)    the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation); or

(e)    the Board determines that a Change of control event shall be deemed to have occurred in such circumstances as the Board shall determine;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change of control event shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no person or group of two or more persons acting jointly or in concert (other than Pierre Turcotte, Paul Raymond, Ghyslain Rivard or any entity(ies) under the Control of one or more of them), is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change of control event” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Further and for the avoidance of doubt, a transaction will not constitute a Change of control event if: (x) its sole purpose is to change the state or jurisdiction of the Corporation’ incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately before such transaction;

“Control” - a body corporate is controlled by a person or by one or more bodies corporate if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, directly or indirectly, other than by way of security only and (ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

“Corporation” - Groupe Alithya inc.”Alithya Group inc. (formerly Conseillers en informatique d’affaires C.I.A. inc.);

“Employees” - the employees, associates, managers and vice-presidents and other officers of the Corporation and its Subsidiaries;

“Grant date” - the effective date on which Options are granted to a Beneficiary as determined bu the Board in its sole discretion;

“Notice of exercise” - A notice, substantially in the form of the notice in Appendix C herein, submitted by a Beneficiary to the Corporation to notify him of the exercise an Option previously granted to any Beneficiary;

“Option” - any stock purchase option granted by the Board to a Beneficiary in accordance with the provisions of this Plan and “Options” means several of them;

“Plan” - this amended and restated 2011 stock option plan established by this document, as may be amended from time to time;

“Q.C.C.” - Québec Civil Code;

“Shares” - Share of any class of the capital stock of the corporation which the Corporation may want to subject to the Plan;

“Structural change” - Amu subdivision, redivision, recasting, overhaul, change, reorganization, restructuring, reclassification, reduction, increase, exchange or combination of Shares in particular or, in general, of all share of the capital stock of the Corporation, or other form of change in its share capital structure;

“Subsidiaries” - With respect to the Corporation, any body corporate that is, at the relevant time, directly or indirectly controlled by it;

“Transfer” - Any sale, exchange, donation, assignment, disposal, alienation or other transfer, in any way whatsoever, and the word “Transfer” and the adjective “Transferred” shall refer to either of these terms, but excluding any subscription for treasury securities.

APPENDIX B

MODEL GRANT OPTION AGREEMENT

PERSONAL AND CONFIDENTIAL

Dated _________________________20_____.

[Name of Beneficiary]
[Address of Beneficiary]

SUBJECT: stock option plan for directors, managers and Employees of Groupe Alithya inc./Alithya Group inc. (formerly Conseillers en informatique d’affaires C.I.A. inc. (the “Corporation”) and its Subsidiaries (the “Plan”)

Madam, Sir,

Under the Plan, we are happy to report that the Corporation’s Board of Directors (the “Board”) grants you, on ________________ 20____ (the “Grant Date”), the number of options specified below, (“Options”) which enables you, subject to the terms and conditions of the Plan, to subscribe for the specified number of shares of the capital stock of the Corporation, at the price, over the periods and under the granting, exercising and vesting terms and conditions more specifically provided in the following table as well as in the Plan:

Name of Beneficiary:
Grant date:	__________________________ 20____
Number of Options granted:	__________________
Number of Shares underlying the Options	___________ Class _____ shares
Periods where Options vest and related percentages: -	____% on the 1st anniversary of the Grant Date
____% on the 2nd anniversary of the Grant Date
____% on the 3rd anniversary of the Grant Date
[Complete according to the conditions under which the Options are granted by the Board]
Conditions of exercise:	Occurrence of a Change of control event, as specified in the Plan [or indicate the conditions of exercise set by the Board]
Term of the options:	_______years
Exercise terms:	According to the terms described in the Plan
Exercise price of the options:	CAN$ _____ per Share

Subject to the provisions of the Plan and to any limitations as the Aboard may prescribed in its whole discretion, please note that vested Options may be exercised only in the manner provided for in the Plan. Please note that the Board may, for any reason which it deemed valid, determine after the Grant date that certain Options may be vested, in whole or in part, at earlier dates.

We would remind you that, in order to exercise vested Options, you agree to be bound by the terms, conditions and restrictions provided for in the Plan. You acknowledge having received and read a copy of this Plan and understood the nature and scope thereof. You also agree, where appropriate, to sign at the closing of a Change of control event or upon the Corporation’s request, all the documentation required and prescribed under the Plan, and, where appropriate, to pay the exercise price of the Options.

Finally, please note that some restrictions may apply to the resale of Shares after a Change of control event.

Please, accept assurances of our highest consideration

GROUPE ALITHYA INC. / ALITHYA GROUP INC. (formerly CONSEILLERS EN INFORMATIQUE D’AFFAIRES C.I.A. INC.)
By_________________________________________
Chairman

ACKNOWLEDGMENT OF RECEIPT

The undersigned, declares (i) to have received and read a copy of the Plan and understood the nature and scope there and to be bound by the terms, conditions and restrictions provided for in the Plan, (ii) that his or her participation in the Plan is voluntary and (iii) that he or she belongs, as the case may be, to one of the following categories and acknowledges that the Corporation based its decision to on the veracity of this representation to grant the options provided for in this agreement:

□ a director or manager of the Corporation or of one of its Subsidiaries
□ an Employee of the Corporation or of a Subsidiary.

READ, UNDERSTOOD AND ACCEPTED: SIGNED ON_____________________20_____

Signature of the Beneficiary

APPENDIX C

MODEL NOTICE OF EXERCISE

To:     Groupe Alithya inc./Alithya Group inc.
(formerly Conseillers en informatique d’affaires C.I.A. inc.)
To the attention of the President
2875, Boulevard Laurier
Quebec (Quebec) G1V 2M2

SUBJECT: Notice under the stock option plan for directors, managers and Employees of Groupe Alithya inc./Alithya Group inc. (formerly Conseillers en informatique d’affaires C.I.A. inc.) (the “Corporation”) and its Subsidiaries (the “Plan”)

Madam, Sir,

The undersigned (the “Beneficiary”) hereby informs the Board that he or she intends to exercise the following Options which were granted by the Board (the “Options”):

Aggregate number of Shares with respect of which Options are exercised:___________

Aggregate exercise price of vested Options:___________________$

Name and addresses of the Beneficiary:     _____________________________
_____________________________
_____________________________
_____________________________

Please find attached the full payment of the Options exercised.

I agree to comply with the terms, conditions and restrictions provided for in the Plan.

Moreover, I agree to execute at the Closing all the prescribed and necessary documentation As I may deem appropriate, I have previously obtained opinions or advice from me legal advisers in this respect.

Sincerely yours.

AND I SIGNED, ON __________________20____

Signature of the Beneficiary